UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

EPOLIN, INC.
(Name of Subject Company)

Common Stock, no par value
(Title of Class of Securities)

294276100
(CUSIP Number of Class of Securities)

William J. Golden
Managing Member
Polymathes Holdings I LLC
20 Nassau Street Suite M
Princeton, New Jersey 08542
(609) 945-1690
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copy To:
Nassau Legal Advisory
177 Nassau Street
Princeton, New Jersey 08542
June 13, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	294276100

1	NAMES OF REPORTING PERSONS. Polymathes Holdings I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,239,351
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,239,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,239,351
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, PN

SCHEDULE 13D

CUSIP No.	294276100

1	NAMES OF REPORTING PERSONS. Polymathes Acquisition I Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) or 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,239,351
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,239,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,239,351
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 82.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

This Amendment No.1 (the “Amendment”) amends and supplements the statement on Schedule 13D originally filed by Polymathes Holdings I LLC and Polymathes Acquisition I Inc. with the Securities and Exchange Commission (the “SEC”) on  May 29, 2012 (as hereby supplemented, the “Schedule 13D”).  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3.                      Source and Amount of Funds or other consideration.

Item 3 is hereby amended and supplement with the following:

On June 13, 2012, Purchaser purchased approximately 10,239,351 Shares validly tendered and not withdrawn from the Offer, for an aggregate consideration of $2,252,657.22 (prior to any deduction for withholding taxes).  Pursuant to the terms of the Merger Agreement, the Purchaser, Parent and the Issuer will begin the process of a long form merger under New Jersey law, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent. By virtue of the Merger, each issued and outstanding Share (other than Shares held as treasury stock, Shares held by Parent or Purchaser or Shares held by stockholders who properly demand and perfect appraisal rights under New Jersey law) shall be cancelled and converted into the right to receive $0.22 in cash per outstanding Share, without interest, less any applicable withholding taxes.

Item 4.                      Purpose of Transaction

Following the completion of the Offer and the Merger, the Reporting Persons intend to operate the Epolin business.  The Reporting Persons intend to continue to review the business, operations, capitalization and management of Epolin.  Accordingly, the Reporting Persons reserve the right to change their plans and intentions at any time, as they deem appropriate.

Item 5.                      Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

a) As a result of the Offer, Purchaser owns 10,239,351 Shares, which represents 82.2% of the outstanding Shares.

b) Parent and Purchaser have shared power to vote or direct the vote and to dispose or direct the disposition of all 10,239,351 Shares.

c) Except for the transactions described herein, to the best of the Reporting Persons’ knowledge as of the date hereof, neither the Reporting Persons nor any of the Reporting Persons’ directors and executive officers named in Schedule I hereto has effected any transaction in Shares during the past 60 days.

d) Other than the persons named in Schedule I hereto, to the best of the Reporting Persons’ knowledge as of the date hereof, neither the Reporting Persons nor the Reporting Persons’ directors and executive officers named in Schedule I hereto has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Polymathes Holdings I LLC

Dated: June 19, 2012	By:	/s/ William J. Golden
	Name:	William J. Golden
	Title:	Managing Member

Polymathes Acquisition I Inc.

	By:	/s/ John Wachter
	Name:	John Wachter
	Title:	President